

MAIL STOP 3628

October 3, 2005

By Facsimile and U.S. Mail

Joseph C. Horvath
TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201

Re: TB Wood's Corporation
Schedule TO-I and subsequent amendments
Filed on August 9, 2005, September 7, 2005,
September 21, 2005 and September 28, 2005,
File No. 005-48279

Dear Mr. Horvath:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

Item 10. Financial Statements

1. We note that you are attempting to incorporate by reference financial information that is incorporated by reference into your Offer to Purchase. Please revise to eliminate this "double incorporation." See 12b-23(b) of the Exchange Act. Also, we remind you that the financial information you incorporate by reference should include the unaudited information required by Item 1010(a)(2) of Regulation M-A for the most recent quarterly report filed under the Exchange Act.

Offer to Purchase

General

2. We note that in amendment 3 to the Schedule TO, you increased the number of shares you are offering to purchase in this tender offer from 750,000 to 1,500,000. In that amendment, you made other significant changes to the offer materials, including to the pro forma financial data you presented. Please advise how such new information was disseminated to shareholders. In this regard, we note the press release dated September 28, 2005 that is included as Exhibit (a)(1)(M) to amendment 3, but it does not appear to cover all of the information disclosed in the amended offer materials. In addition, consider how you will disseminate the revised offer materials resulting form the following comments, and from subsequent developments, including the satisfaction of the financing condition to this offer (see our comment below).

3. Discuss the applicability of Regulation M to this tender offer. Specifically address whether the sale by Thomas Foley during the offer would be a "distribution" as defined in Regulation M. We may have further comments after reviewing your response.

4. See the last comment above. Briefly discuss the circumstances surrounding Mr. Foley's plans to sell 50,000 shares during the offer period (to the extent they are known to you). That is, it seems unusual that if Mr. Foley wanted to sell his shares while this offer was pending, that he wouldn't tender them into the offer. To the extent his sales are being made through consultations with or an agreement with TB Woods, this should be disclosed. In addition, discuss whether Mr. Foley, as director of the company, will have access to information about the potential final offer price in this modified Dutch auction tender offer.

9. Source and Amount of Funds

5. Confirm to us that when the financing is complete, you will amend the Schedule TO to include the definitive terms of and conditions (including the specific financial covenants) to the financing pursuant to Item 1007(b) and (d) of Regulation M-A and file any relevant agreements as exhibits in accordance with Item 1016(b) of Regulation M-A. Also, to the extent that TB Wood's has received a portion of the funds from AE (i.e. the original $10M), please revise your Schedule TO accordingly.

6. See our last comment above. Be advised that it is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. In addition, this information must be disseminated to shareholders. Please advise of your intent in this regard.

7. Please revise to disclose any alternative financing arrangements or alternative financing plans in the event that you do not enter into an agreement with AEAMF. If you have no contingency plans, please disclose. See Item 1007(b) of Regulation M-A.

10. Certain Information Concerning TB Wood's

8. We note that you are incorporating by reference your Quarterly Report on Form 10-Q for the period ended March 31, 2005. Please revise to update the filings that you are incorporating by reference to include your amended Form 10-Q for the period ended July 1, 2005.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from TB Wood's acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: David E. Schulman, Esquire
        Dechert LLP
        2 Serjeants' Inn
        London EC4Y 1LT
        United Kingdom

        Scott K. Baker, Esquire
        Dechert LLP
        4000 Bell Atlantic Tower
        1717 Arch Street
        Philadelphia, Pennsylvania 19103